FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                          --------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                Form 20-F       X         Form 40-F
                          -------------             --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes                       No           X
                         --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Hilton Petroleum Ltd.
                                     -------------------------------------------
                                     (Registrant)

Date  October 29, 2002               By  /s/ "Nick DeMare"
      -----------------------            ---------------------------------------
                                         Nick DeMare
                                         Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

BC FORM 51-901F                                                       SCHEDULE A


                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:           x     Schedule A
                                -------
                                   x     Schedules B & C
                                -------
                                (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                  HILTON PETROLEUM LTD.
                                ------------------------------------------------
ISSUER ADDRESS                  #1305 - 1090 WEST GEORGIA STREET
                                VANCOUVER, BC   V6E 3V7
                                ------------------------------------------------
ISSUER TELEPHONE NUMBER         (604) 685-9316
                                ------------------------------------------------
ISSUER FAX NUMBER               (604) 683-1585
                                ------------------------------------------------
CONTACT PERSON                  MR. NICK DEMARE
                                ------------------------------------------------
CONTACT'S POSITION              DIRECTOR
                                ------------------------------------------------
CONTACT'S TELEPHONE NUMBER      (604) 685-9316
                                ------------------------------------------------
CONTACT'S E-MAIL ADDRESS        ndemare@chasemgt.com
                                ------------------------------------------------
WEBSITE                         hiltonpetroleum.com
                                ------------------------------------------------
FOR QUARTER ENDED               AUGUST 31, 2002
                                ------------------------------------------------
DATE OF REPORT                  OCTOBER 29, 2002
                                ------------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
                                     -------


DONALD W. BUSBY         /s/ Donald W. Busby                   02/10/29
---------------------   -----------------------  -------------------------------
NAME OF DIRECTOR        SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

NICK DEMARE             /s/ Nick DeMare                       02/10/29
---------------------   -----------------------  -------------------------------
NAME OF DIRECTOR        SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A







                              HILTON PETROLEUM LTD.


                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2002

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON PETROLEUM LTD.
                       CONSOLIDATED INTERIM BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                    August 31,         May 31
                                                       2002             2002
                                                         $                $
                                                                     (Audited)
                                   A S S E T S
CURRENT ASSETS
Cash                                                    479,763       1,484,021
Amounts receivable                                       34,144          40,717
Prepaid expenses and deposits                           116,800         119,175
                                                   ------------    ------------
                                                        630,707       1,643,913
PETROLEUM AND NATURAL GAS INTERESTS (Note 2)          4,578,809       5,078,959
INVESTMENT AND ADVANCES (Note 3)                        630,331         641,691
OTHER ASSETS                                            305,058         224,749
                                                   ------------    ------------
                                                      6,144,905       7,589,312
                                                   ============    ============

                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,047,332         950,940
LONG-TERM DEBT (Note 4)                               1,123,747       3,737,010
                                                   ------------    ------------
                                                      2,171,079       4,687,950
                                                   ------------    ------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                               47,045,592      43,003,256
EQUITY COMPONENT OF LONG-TERM DEBT                      278,788         694,310
DEFICIT                                             (43,350,554)    (40,796,204)
                                                   ------------    ------------
                                                      3,973,826       2,901,362
                                                   ------------    ------------
                                                      6,144,905       7,589,312
                                                   ============    ============

APPROVED BY THE BOARD

/s/ Donald W. Busby      , Director
-----------------------

/s/ Nick DeMare          , Director
-----------------------


        The accompanying notes are an integral part of these consolidated interim financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                       2002             2001
                                                         $                $
REVENUES
Petroleum and natural gas sales                         36,659          136,254
                                                  ------------     ------------

OTHER EXPENSES
Production                                              31,736           32,265
General and administrative                             150,806          299,931
Depreciation, depletion and impairment (Note 2)      1,049,996       12,044,632
Research, development and marketing                     68,256                -
                                                  ------------     ------------
                                                     1,300,794       12,376,828
                                                  ------------     ------------

OPERATING LOSS                                      (1,264,135)     (12,240,574)
                                                  ------------     ------------
OTHER INCOME (EXPENSES)
Interest and other income                               10,342           24,745
Interest expense on long-term debt (Note 4)           (230,924)        (175,273)
Loss on sale of investment                                   -          (73,484)
                                                  ------------     ------------
                                                      (220,582)        (224,012)
                                                  ------------     ------------
NET LOSS FOR THE PERIOD                             (1,484,717)     (12,464,586)
                                                  ============     ============


BASIC AND DILUTED LOSS PER SHARE                       $(0.03)          $(0.35)
                                                  ============     ============
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                           46,526,495       36,017,492
                                                  ============     ============



        The accompanying notes are an integral part of these consolidated interim financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   CONSOLIDATED INTERIM STATEMENTS OF DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                       2002             2001
                                                         $                $

BEGINNING OF PERIOD                                (40,796,204)     (12,811,682)

CONVERSION OF LONG-TERM DEBT (Note 4)               (1,069,633)               -
                                                  ------------     ------------
                                                   (41,865,837)     (12,811,682)
NET LOSS FOR THE PERIOD                             (1,484,717)     (12,464,586)
                                                  ------------     ------------
END OF PERIOD                                      (43,350,554)     (25,276,268)
                                                  ============     ============



        The accompanying notes are an integral part of these consolidated interim financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                                 2002             2001
                                                                   $               $


CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period                                       (1,484,717)    (12,464,586)
Items not involving cash
      Depreciation, depletion and impairment                   1,049,996      12,044,632
      Amortization of deferred financing charges                   8,750          19,061
      Loss on sale of investment                                       -          73,484
      Accretion of liability component of long-term debt          29,513          57,859
      Unrealized foreign exchange gain                           (20,607)         (2,502)
                                                            ------------    ------------
                                                                (417,065)       (272,052)
Decrease in amounts receivable                                     6,573       2,272,678
Decrease in prepaid expenses and deposits                          2,375          46,136
Increase in inventories                                                -         (59,492)
Increase in accounts payable and accrued liabilities              96,392       1,458,298
                                                            ------------    ------------
                                                                (311,725)      3,445,568
                                                            ------------    ------------
FINANCING ACTIVITY
Issuance of common shares, net of issue costs                          -       1,851,265
                                                            ------------    ------------
INVESTING ACTIVITIES
Investments and advances                                          11,943         (98,985)
Petroleum and natural gas interests expenditures                (549,033)     (2,880,287)
Proceeds from sale of investment                                       -          98,116
Other asset additions                                           (155,443)              -
                                                            ------------    ------------
                                                                (692,533)     (2,881,156)
                                                            ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD                    (1,004,258)      2,415,677

CASH - BEGINNING OF PERIOD                                     1,484,021       1,960,493
                                                            ------------    ------------
CASH - END OF PERIOD                                             479,763       4,376,170
                                                            ============    ============


Supplemental disclosure with respect to the consolidated statements of cash flows (Note 8).

        The accompanying notes are an integral part of these consolidated interim financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.   PETROLEUM INTERESTS

                                                      August 31,       May 31,
                                                        2002            2002
                                                          $              $
     Evaluated Properties
          Acquisitions and leasehold costs            5,830,622      5,830,622
          Exploration and development costs          22,740,326     21,685,877
          Gathering facility                            805,410        805,410
                                                   ------------   ------------
                                                     29,376,358     28,321,909
                                                   ------------   ------------
     Unevaluated Properties
          Acquisitions and leasehold costs              445,548        445,548
          Exploration costs                           3,261,284      3,766,701
                                                   ------------   ------------
                                                      3,706,832      4,212,249
                                                   ------------   ------------
                                                     33,083,190     32,534,158
     Less:  accumulated depreciation,
              depletion and impairment              (28,504,381)   (27,455,199)
                                                   ------------   ------------
                                                      4,578,809      5,078,959
                                                   ============   ============

     During the three months ended August 31, 2002, the Company recorded an impairment charge of $1,023,370 to reflect the unsuccessful drilling results at the Basil Prospect in California.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


3.   INVESTMENT AND ADVANCES

                                                                   August 31,     May 31,
                                                                      2002          2002
                                                                        $            $

     Investment in Trimark Energy Ltd. ("Trimark") (a)                 60,801       60,801
     Loan to Trimark (CDN $300,000) (b)                               212,479      211,896
     Receivable from California Exploration Ltd. ("Cal Ex") (c)       168,015      179,958
     Other                                                            189,036      189,036
                                                                 ------------   ----------
                                                                      630,331      641,691
                                                                 ============   ==========


     (a) As at August 31, 2002, the Company held 234,286 common shares of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on August 31, 2002 was $ 28,555.

     (b) The Company previously advanced CDN $300,000 to Trimark on account of a proposed debenture financing by Trimark which has not closed. The loan bears interest at 10% per annum with no fixed terms of repayment. During the three months ended August 31, 2002, the Company has recorded interest income of $4,883 which remained unpaid at August 31, 2002.

     (c) During the year ended May 31, 2002, the Company acted as operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at August 31, 2002, $168,015 of joint interest billings remained unpaid.


4.   LONG-TERM DEBT

                                                     August 31,         May 31,
                                                       2002              2002
                                                         $                $

     10% Debentures                                  1,123,747        2,759,269
     9%  Debentures (CDN$1,493,500)                          -          977,741
                                                   -----------      -----------
                                                     1,123,747        3,737,010
                                                   ===========      ===========

     During the three months ended August 31, 2002, holders of $1,293,000 Series A and CDN $900,000 Series B of the 10% Debentures and $977,741 (CDN $1,493,500) of the 9% Debentures converted their debentures into 8,761,504 common shares of the Company at a price of CDN $0.50 per share (the "Conversion Price"). In addition, the Company paid $161,710, as a bonus, to the debenture holders who converted their debentures. The bonus has been recorded as part of interest expense on long-term debt.

     As the Conversion Price offered a more favourable conversion ratio than the original ratios specified in the debentures, the inducement has been recorded as an additional $1,069,633 credit to share capital with an offsetting charge to deficit.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


5.   SHARE CAPITAL

     Authorized: unlimited common shares without par value

     Issued:

                                                    Three Months Ended             Year Ended
                                                     August 31, 2002              May 31, 2002
                                                --------------------------  --------------------------
                                                 Shares           Amount      Shares          Amount
                                                                     $                           $

     Balance, beginning of period                36,575,159     43,003,256   34,902,159     41,151,991
                                                -----------   ------------  -----------   ------------
     Issued during the period
     For cash
          Private placement                               -              -    1,673,000      1,858,403
     For conversion on long-term debt (Note 4)    8,761,504      4,042,336            -              -
     Less:  Share issue costs                             -              -            -         (7,138)
                                                -----------   ------------  -----------   ------------
                                                  8,761,504      4,042,336    1,673,000      1,851,265
                                                -----------   ------------  -----------   ------------
     Balance, end of period                      45,336,663     47,045,592   36,575,159     43,003,256
                                                ===========   ============  ===========   ============



6.   RELATED PARTY TRANSACTIONS

     (a) During the three months ended August 31, 2002, companies controlled by certain directors and officers of the Company charged $53,271 for accounting, management, professional and consulting fees.

     (b) During 2001 the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the three months ended August 31, 2002, interest income of $2,521 was received. As at August 31, 2002, the principal balance of $100,000 remains unpaid and is recorded in other assets.

     (c)  See also Note 2.


7.   SEGMENTED INFORMATION

     As at August 31, 2002, the Company and its subsidiaries operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. The Company's petroleum interests are located in the United States and its software development activities and corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these industry segments are as follows:

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


7.   SEGMENTED INFORMATION (continued)

                                                 August 31, 2002
                                  ---------------------------------------------
                                   Identifiable
                                      Assets          Revenues        Net Loss
                                        $                 $               $

     Petroleum and natural gas       5,060,633           40,163      (1,065,112)
     Software                                -                -         (68,256)
     Corporate                       1,084,272            6,838        (351,349)
                                  ------------      -----------     -----------
                                     6,144,905           47,001      (1,484,717)
                                  ============      ===========     ===========



                                                     May 31, 2002
                                  ---------------------------------------------
                                   Identifiable
                                      Assets           Revenues        Net Loss
                                        $                 $               $

     Petroleum and natural gas      5,253,847         1,040,536     (25,657,293)
     Software                               -                 -        (505,827)
     Corporate                      2,335,465            31,287      (1,821,402)
                                 ------------      ------------    ------------
                                    7,589,312         1,071,823     (27,984,522)
                                 ============      ============    ============


8.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:


                                                                                  August 31,       August 31,
                                                                                     2002             2001
                                                                                       $                $

     Operating activities
          Amortization of deferred financing charges                                  65,571                -
          Accretion of liability component of long-term debt                         225,075                -
          Increase in prepaid expenses and deposits                                        -          (58,048)
                                                                                 -----------       ----------
                                                                                     290,646          (58,048)
                                                                                 ===========       ==========
     Financing activities
          Equity component of long-term debt                                        (415,522)               -
          Capital distribution on early induced conversion of long-term debt      (1,069,633)               -
          Issuance of common shares for debenture interest                                 -           58,048
          Issuance of common shares for capital distribution                       1,194,509                -
          Issuance of common shares on conversion of long-term debt                2,847,827                -
          Conversion of long-term debt                                            (2,847,827)               -
                                                                                 -----------       ----------
                                                                                    (290,646)          58,048
                                                                                 ===========       ==========


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                                     $
     Bank charges and interest                                          1,414
     Office and miscellaneous                                          11,437
     Office rent                                                        8,549
     Professional fees                                                 92,493
     Regulatory fees                                                    4,230
     Salaries and benefits                                             22,794
     Telephone                                                          6,100
     Transfer agent                                                     2,510
     Travel                                                            12,349
     Foreign exchange                                                 (11,070)
                                                                  -----------
                                                                      150,806
                                                                  ===========


2.   RELATED PARTY TRANSACTIONS

     (a) During the three months ended August 31, 2002, companies controlled by certain directors and officers of the Company charged $53,271 for accounting, management, professional and consulting fees.

     (b) As at August 31, 2002, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on August 31, 2002 was $28,555.

          The Company previously advanced CDN $300,000 to Trimark on account of a proposed debenture financing by Trimark which has not closed. The loan bears interest at 10% per annum with no fixed terms of repayment. During the three months ended August 31, 2002, the Company has recorded interest income of $4,883 which remained unpaid at August 31, 2002.

     (c) During 2001, the Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the three months ended August 31, 2002, interest income of $2,521 was received. As at August 31, 2002, the principal balance of $100,000 remains unpaid and is recorded in other assets.

     (d) During the year ended May 31, 2002, the Company acted as operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at August 31, 2002, $168,015 of joint interest billings remained unpaid.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


3.(a)   SECURITIES ISSUED DURING THE THREE MONTHS ENDED AUGUST 31, 2002


        Date        Type of                                                Total         Type of
        of Issue    Security    Type of Issue      Number      Price      Proceeds    Consideration  Commission
        --------    --------    -------------      ------      -----      --------    -------------  ----------
                                                               CDN$          $                            $

                                Conversion
        June 2002   Common      of Debentures    8,761,504     0.50      2,847,827(1)     N/A(1)         N/A


        (1) Represents the principal amounts on Series A 10% debentures US $1,293,000, Series B 10% debentures Cdn $900,00 and 9% debentures Cdn $1,493,500 on conversion.


3.(b)   NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED AUGUST 31, 2002


4.(a)   AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2002


                                                             Issued
                                                   ----------------------------
                                   Authorized
        Class       Par Value        Number          Number           Amount
        -------     ---------      -----------     -----------     ------------

        Common         WPV          Unlimited      45,336,663      $47,045,592


4.(b)   OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2002


                                             Exercise
        Security            Number            Price                Expiry Date
                                              Cdn.$

        Options               6,250           2.70                Apr. 19, 2003
        Options              70,000           1.80                Oct. 16,2003
        Options              37,000           1.34                Dec. 21, 2003
        Options             115,000           1.60                Jan. 10, 2004
        Options             640,000           2.68                Mar. 2, 2004
        Options           1,000,000           0.45                Dec. 21, 2004
                       ------------
                          1,868,250
                       ============

        Warrants          2,199,000           1.85                Mar. 27, 2003
        Warrants          2,260,000           1.35                Dec. 18, 2003
        Warrants             31,250           1.60                Dec. 11, 2002
        Warrants             35,000           1.48                Dec. 7, 2003
        Warrants            268,750           1.35                Jan. 24, 2004
        Warrants            836,500           1.88                Jul. 6, 2004
                       ------------
                          5,630,500
                       ============

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2002

       There are no shares held in escrow or subject to pooling as at August 31, 2002.


5.     LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2002

       Directors:
          Donald W. Busby
          Nick DeMare
          William Lee
          Neil Darling

       Officers:
          Donald W. Busby (Chairman and Chief Executive Officer)
          Harvey Lim (Corporate Secretary)





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BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

Operations

During the period ended August 31, 2002 ("2002"), the Company recorded a loss of $1,484,717 ($0.03 per share) compared to a loss of $12,464,586 ($0.35 per share)
for the comparable 2001 period.

During fiscal 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 73%, from $136,254 during 2001 to $36,659 in 2002. Revenue from oil and liquids production decreased 79% to $7,146 in 2002 from $34,098 in 2001. Production of oil and liquids in 2002 decreased 77% to 2,131 MCFE in 2002 from 9,416 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.35/MCFE compared to $3.62/MCFE in 2001, a decrease of 7%. Revenue from natural gas production decreased 71% to $29,513 in 2002 from $102,156 in 2001. Natural gas production decreased 60% to 10,240 MCF in 2002 from 25,754 MCF in 2001. The average price received in 2002 was $2.88/MCF, a decrease of 27% from $3.97/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $26,626 and an impairment charge of $1,023,370. The impairment charge in 2002 reflected the costs of the Company's unsuccessful drilling results on the Basil Prospect. During the comparable period in 2001, the Company recorded depreciation and depletion of $118,321 and an impairment charge of $11,926,311. The impairment charge in 2001 reflected the fall in market prices for natural gas between May 31, 2001 and August 31, 2001.

General and administrative costs decreased by $189,643, approximately 63% from $299,931 in 2001 to $150,806 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to a general decrease of activities due to the Company's reduced financial resources and the closure of the Bakersfield office.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. During the period ending August 31, 2002, $68,256 was expended in relating to this business. The Company has determined that, as at August 31, 2002, these activities did not satisfy the criteria required under Canadian generally accepted accounting principles for deferment and has charged the costs to operations.

Interest expense on long-term debt increased by $55,651, approximately 32% from $175,273 in 2001 to $230,924 in 2002. The interest expense for 2002 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

During the period ended August 31, 2002 , the Company recorded $549,033 in expenditures on its petroleum interests compared to $2,880,287 in 2001. Additions recorded for 2002 comprised of $26,190 on the East Lost Hills Project, $517,000 for the exploration of the Basil Prospect and $5,843 on the Blossom Prospect.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Liquidity and Capital Resources

At August 31, 2002, the Company had working capital deficit of $416,625. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities, the continued exploration and development of its petroleum interests or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

Business Update

Petroleum Activities

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. The Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, also aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not been completed on these wells and conclusions based on the test results to date cannot be relied upon. Both the ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Mineral Properties

Technical due diligence on the properties is substantially complete with positive results on the technical merits of the properties. The Company is continuing its legal due diligence review, which includes ascertaining that the vendor has legal title to the mineral properties in China and Mongolia.

Proprietary Software Activities

Through its 80% owned subsidiary, A.I. Solutions Ltd., ("AI Solutions") the Company is currently developing a product for the health/diet industry. AI Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that AI Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.

Investor Relations

No investor relations activities were conducted during the quarter ended August 31, 2002.

The Company maintains a web site at "www.hiltonpetroleum.com".

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